FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of    April 2008

Commission File Number   000-51016

EXETER RESOURCE CORPORATION

Suite 1260, 999 West Hastings Street
Vancouver, B.C., Canada
V6C 2W2
604.688.9592

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)

May 6, 2008	By: /s/ Cecil Bond Cecil Bond Chief Financial Officer

2

For Immediate Release: NR 08 – 17

EXETER DRILLS 719 METRES (2,358 feet) OF 1.0 g/t (0.029 oz/t) GOLD AND 0.38% COPPER AT CASPICHE, Chile

Vancouver, B. C., April 30, 2008 – Exeter Resource Corporation (AMEX:XRA, TSX-V:XRC, Frankfurt: EXB – “Exeter” or the “Company”) is pleased to report that diamond drill hole CSD-016, at its Caspiche gold/copper porphyry project in Chile, has returned an intersection of 718.75 metres (2,358 feet) at a grade of 1.0 gram per tonne (0.029 ounces per ton) gold and 0.38% copper, from a depth of 73 metres (240 feet).

Results for drill hole CSD-016 include the following:

•

626.75 metres (“m”) (2,054 feet (“ft”) at a grade of 1.08 grams per tonne (“g/t”) (0.032 ounces per ton (“oz/ton”)) gold and 0.43% copper, from a depth of 165m (541 ft), in the sulphide-bearing porphyry zone, including:

•	384m (1,260 ft) at a grade of 1.34 g/t (0.039 oz/ton) gold and 0.50% copper from a depth of 213m.

The porphyry zone is overlain by a potentially heap leachable zone of 92m (302 ft) at a grade of 0.41 g/t (0.012 oz/ton) gold and 0.01% copper, beneath 73m (240 ft) of surface gravels.

Drill hole CSD-016 was drilled 200 metres (656 ft) northeast of CSD-014 and 200 metres southwest of CSD-15 (see drill hole diagram below). CSD-016 intercepted quartz-sulphide stockwork mineralization and potassic alteration to a final depth of 791.75m (2,598 ft), the depth capacity of the rig. The final 2.75m (9 ft) of drill core recovered from the hole assayed 0.74 g/t (0.021 oz/ton) gold and 0.35% copper.

Results have also been received for the previously unreported bottom 369.3m (1,212 ft) of drill core from hole CSD-015. With the new assays included, the entire 887.35m (2,911 ft) interval returned a grade of 0.62 g/t (0.018 oz/ton) gold and 0.27% copper, from a depth of 114m (374 ft) in the sulphide-bearing porphyry zone. This interval includes 152m (499 ft) at a grade of 0.93 g/t (0.027 oz/ton) gold and 0.30% copper from a depth of 456m (1,496 ft) (previously reported).

Summary of Caspiche Mineralized Intercepts to Date

HOLE	NEAR SURFACE GOLD ZONE					GOLD-COPPER ZONE (SULPHIDES)
	From	To	Width	Gold	Copper	From	To	Width	Gold	Copper
	(m)	(m)	(m)	(g/t)	(%)	(m)	(m)	(m)	(g/t)	(%)
CSR-013	40.00	214.00	174.00	0.88	0.01	214.00	344.00	130.00	0.87	0.22
CSD-014	0.00	148.00	148.00	0.57	0.02	148.00	740.67	592.67	0.44	0.25
CSD-015	57.95	114.00	56.05	0.35	0.02	114.00	1001.35	887.35	0.62	0.27
CSD-016	73.00	165.00	92.00	0.41	0.01	165.00	791.75	626.75	1.08	0.43

Exeter’s Chairman Yale Simpson, stated: “The broad mineralized intercepts in drill holes CSD-015 and CSD-016, sited 200 metres (656 ft) apart, attest to the very significant potential of the Caspiche porphyry system. The grade of mineralization in the two drill holes compares very favourably with the published mining reserve* for the Cerro Casale deposit, located 10 kilometres (6.2 miles) south of Caspiche.

“It is early days in the discovery process, but we see Caspiche potentially emerging as a world class gold-copper porphyry. Importantly, the discovery is in Chile, a country ranked by the industry as one of the top rated destinations for mining investment internationally.

“We are currently drilling two holes, CSD-024 and 025, in the opposite direction to drill hole CSD-015, and on sections 100 metres (328 ft) to the north and south of CSD-015 respectively. With drill holes CSD-014, 015 and 016 showing good grades to vertical depths of 700 metres (2,297 ft) in the north east sector, drilling the two “scissored holes” will test for potentially ore grade mineralization at similar depths in the south west sector (where the earlier holes were collared).

“One of the new drill holes, CSD-024, has intersected potassic alteration characteristic of potentially ore grade mineralization from a down hole depth of 320 metres (1,050 ft). The drill is currently nearing the depth capacity of the rig at 750 metres (2,461 ft), still within visual mineralization.

“This drilling season we expect to complete, to +700 metres, an additional “scissor” drill hole CSD-026, to be located 100 metres (328 ft) north west of CSD-014 and 100 metres (328 ft) south east of CSD-016. Given that all holes drilled to date have bottomed in potentially ore grade mineralization, we plan to deepen most holes next season.

“We have secured two diamond rigs and a reverse circulation percussion rig for the 2008/9 drilling season, and intend to recommence drilling as soon as weather permits, likely in October.”

All holes have been drilled at a declination of -60 degrees on azimuth 060 degrees. The scissor holes CSD-024 and 025 are being drilled at a declination of -65 degrees on azimuth 250 degrees and 240 degrees respectively.

An additional five drill holes, drilled with a reverse circulation percussion (“RC”) rig (CSR-019, CSR-020, CSR-021, CSR-022 and CSR-023), have tested the near surface oxide zone. The rig was only available for a short period and has now left the site.

Assaying of holes will continue through the southern winter. Results from the RC drilling are expected through May and June, while assays from the ongoing diamond drilling will be received through to July.

To view and enlarge the above map and CSD-016 summary log, please click on them.

*The comparison is important, as the Cerro Casale deposit has a grade of 0.69 g/t (0.020 oz/ton) gold and 0.25% copper (based on a mineral reserve of 22.9 million oz gold and 5.8 billion pounds of copper (Kinross Gold NI 43-101 Report, March 21, 2007) – 1,031,000,000 metric tons.)

Quality Control and Assurance

Drill widths presented above are drill intersection widths and may not represent the true widths of mineralization. Gold assay results presented above are preliminary and have not been calculated using a gold cut-off grade, or with any cutting of high grades.

All diamond drill core samples are split on regular two metre intervals and represent either sawn half HQ-size or NQ-size core. Gold samples were prepared and assayed by fire assay (50 gram charge) whilst copper was assayed with a four acid digestion and atomic absorption spectroscopy (AAS). The primary laboratory is ALS Chemex in Chile, an ISO-9001:2000 certified laboratory. Standard, blank and duplicate samples are used throughout the sample sequence as checks for the exploratory reverse circulation and diamond drilling.

Glen Van Kerkvoort, Exeter’s Chief Geologist and a “qualified person” within the definition of that term in National Instrument 43-101 - Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

About Exeter

Exeter Resource Corporation is a Canadian mineral exploration company focused on the discovery and development of gold and silver properties in South America.

The Cerro Moro Gold-Silver Project (100% owned by Exeter) in Santa Cruz Province, Argentina, is generating high grade to ‘bonanza grade’ drilling results within an extensive epithermal vein system, located 130 kilometres (80 miles) east of the Cerro Vanguardia gold mine. Drilling will continue through 2008 using as a minimum three drill rigs. Our focus is to establish a high grade gold-silver resource amenable to open pit mining. In March, 2008, Exeter signed a “Heads of Agreement” with Fomicruz, the Santa Cruz Mining

Company; the definitive agreement will provide that Fomicruz may attain a 5% equity interest in Cerro Moro on permitting, and Exeter may earn an 80% equity interest in favourable tenure surrounding Cerro Moro currently controlled by Fomicruz.

The Company currently has two diamond rigs on its Caspiche gold-copper porphyry project in Chile, located between the Refugio mine (Kinross Mining Corp) and the giant Cerro Casale gold project (Barrick Gold Corp and Kinross Mining Corp).

As a result of recent political developments in Mendoza Province, Argentina, the further development of the advanced Don Sixto Gold Project has been put on hold. The Company has filed suit in the Mendoza Courts to challenge the constitutionality of new legislation, which has the effect of banning conventional mining in the province. The Company will continue to work with authorities in Mendoza, and with representatives of other mining companies, to effect legislative amendment.

You are invited to visit the Exeter web site at www.exeterresource.com.

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President and CEO

For further information, please contact: B. Roxburgh, President or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1260, 999 West Hastings St. Vancouver, BC Canada V6C2W2 exeter@exeterresource.com

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the Company’s belief as to the timing of its drilling programs, exploration potential and results and metallurgical recoveries. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to vary from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from the forward-looking statements include, among others, risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Company with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Company’s common share price and volume; and tax consequences to U.S. investors; and other risks and uncertainties, including those described in the Company’s Annual Information Report for the financial year ended December 31, 2007, dated March 28, 2008 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

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